Exhibit 99.1

2 February 2006

MITCHELLS & BUTLERS PLC

AGM TRADING UPDATE

At the Annual General Meeting to be held at 11am this morning, Roger Carr, Chairman, will make the following comment on the Company’s trading for the first 16 weeks to 21 January 2006 of the current financial year:

“I am pleased to announce that our strategy has continued to drive strong market share gains and to deliver good sales growth amidst more difficult trading conditions. In the first 16 weeks, same outlet like-for-like sales were 4.0% ahead of the comparable period last year. Sales growth benefited particularly from strong trading in the week before, and the week after, Christmas as well as a modest uplift from the introduction of extra licensed trading hours. Overall trading is in line with our expectations.

In residential areas, which account for 70% of the business, same outlet like-for-like sales were up 4.7%, 2.5% on an uninvested basis. Same outlet like-for-like sales on the high street which account for 30% of the business were up 2.8%, 2.2% on an uninvested basis. Overall, uninvested like-for-like sales were up 2.3%.

Total retail sales were 3% ahead of last year, led by strong growth in food sales, up 5%. Drinks sales performed well in a weak on-trade beer market and were up 2%.

The average price of food and drink during the period was up by approximately 1% compared to last year. Gross margins were slightly reduced primarily as a result of the faster growth in the lower margin product categories of food and wine which now account for approximately 40% of sales. This trend, together with the estimated regulatory and energy cost increases of some £25m this year will continue to put pressure on net operating margins.

We have been preparing for legislation on smoking, banning it at the bar, reducing the smoking areas available and improving our food offers and the attractiveness of the outside trading areas. We believe that the industry's voluntary commitment to a progressive removal of smoking was the best approach to this issue. However, there are now two alternatives before Parliament: either the retrograde, food based ban proposed in the Health Bill, which would incentivise large numbers of pubs, mostly in less affluent areas, to remove food and revert to a smoking and drinking offer only; or a full ban with no exemptions. We believe that the level playing field outcome of a full ban would be much the better of the two alternatives, rather than an unworkable compromise which has little prospect of providing a lasting solution.

We remain prepared for either eventuality and believe that we are well positioned competitively to overcome the impact of the legislation, after the inevitable, initial period of disruption, and maximise the opportunity of attracting new, eating-out customers to our pubs.

Cash generation from the business remains strong and we are intent on continuing to deploy our cash resources in the best interests of shareholders, through reinvestment for high returns, value creative acquisitions or return by way of dividend and share buy-back. The Board remains committed to the maintenance of an efficient balance sheet. The buyback programme of £100m announced in November is underway with £18m of shares repurchased to date. The additional pension contribution of £20m committed for the current year has been made.

We remain cautious on the outlook for consumer spending but we are confident that we can make further market share gains through our focus on offering value and choice for customers, together with high levels of amenity and service. We believe that this strategy, combined with our economies of scale and the continued investment we are making to develop our estate, will help us to mitigate the external cost pressures that the business faces and generate further growth in earnings and cash returns as the year progresses.”

For further information please contact:

Investor Relations:
Erik Castenskiold	0121 498 4907
Media:
Simon Ward	0121 498 5795
James Murgatroyd (Finsbury Group)	020 7251 3801

Notes for editors:

–	Same outlet (invested) like-for-like sales include the sales performance for the comparable period of all managed pubs that were trading for the two periods being compared. 95% of the estate is included in this measure.
–	Uninvested like-for-like sales include the sales performance for the comparable period of those managed pubs that have not received expansionary investment of more than £30,000 in the two periods being compared. 88% of the estate is included in this measure.
–	Mitchells & Butlers owns and operates around 2,000 high quality pubs in prime locations nationwide. The Group’s predominantly freehold, managed estate is biased towards large pubs in residential locations. With around 3% of the pubs in the UK, Mitchells & Butlers has 10% of industry sales, and average weekly sales per pub of over three times the industry average.

Cautionary note regarding forward-looking statements

This announcement contains certain forward-looking statements as defined under US legislation (Section 21E of the Securities Exchange Act of 1934) with respect to the financial condition, results of operations and business of Mitchells & Butlers and certain of the plans and objectives of the board of directors with respect thereto. These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements often use such words as ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’ or other words of similar meaning. The forward-looking statements contained herein are based on assumptions and assessments made by Mitchells & Butlers’ management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty, and there are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. These factors include, but are not limited to: the future balance between supply and demand for Mitchells & Butlers’ sites; the effect of economic conditions and unforeseen external events on Mitchells & Butlers’ business; the availability of suitable properties and necessary licenses; consumer and business spending, changes in consumer tastes and preference; levels of marketing and promotional expenditure by Mitchells & Butlers and its competitors; changes in the cost and availability of supplies; key personnel and changes in supplier dynamics; significant fluctuations in exchange rates; interest rates and tax rates; the availability and effects of any future business combinations, acquisitions or dispositions; the impact of legal and regulatory actions or developments; the impact of the European Economic and Monetary Union; the ability of Mitchells & Butlers to maintain appropriate levels of insurance; the maintenance of Mitchells & Butlers’ IT structure; competition in markets in which Mitchells & Butlers operates; political and economic developments and currency exchange fluctuations; economic recession; management of Mitchells & Butlers’ indebtedness and capital resource requirements; material litigation against Mitchells & Butlers; substantial trading activity in Mitchells & Butlers’ shares; the reputation of Mitchells & Butlers’ brands; the level of costs associated with leased properties; competition for high quality managers; declining sales of beer in pubs in the UK; food safety scares; funding liabilities in respect of the Group’s pension schemes and the weather.